UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December 2018

Commission File Number: 001-37643

KITOV PHARMA LTD.

(Translation of registrant’s name into English)

One Azrieli Center, Round Tower,

Tel Aviv 6701101, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒               Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Kitov Pharma Ltd. (the “Company” or the “Registrant”) is announcing the results of its 2018 Annual General Meeting of Shareholders of the Company held on December 19, 2018. At the 2018 Annual General Meeting (the “Annual Meeting” or the “Meeting”), management presented certain matters, and the shareholders of the Company voted on a number of different proposals, all of which are described in more detail in the Company’s Proxy Statement for the Annual Meeting that was attached as Exhibit 99.2 to a Report of Foreign Private Issuer on Form 6-K that the Company furnished to the Securities and Exchange Commission on November 9, 2018 (the “Proxy Statement”).

The proposals (i) to approve an amendment of the Company’s Amended and Restated Articles of Association as set forth under Proposal 3 in the Proxy Statement; (ii) to approve the re-appointment of the applicable nominee for re-election as a director, namely each of Messrs. Isaac Israel and Simcha Rock and Ms. Revital Stern-Raff, to serve as a director of the Company in the third class of directors until the 2021 annual meeting of shareholders of the Company, as set forth under Proposal 4 in the Proxy Statement; (iii) to approve an amendment to the terms of office and employment of Dr. John Paul Waymack, the Chairman of the Board of Directors and Chief Medical Officer of the Company, as set forth under Proposal 5 in the Proxy Statement; (iv) to approve an amendment to the terms of office and employment of Mr. Isaac Israel, a member of the Board of Directors and Chief Executive Officer of the Company, as set forth under Proposal 6 in the Proxy Statement; (v) to approve the terms of office and employment of Mr. Simcha Rock, a member of the Board of Directors, with respect to his services as a consultant of the Company, as set forth under Proposal 7 in the Proxy Statement; and (vi) to approve a 1-for-20 reverse share split of the Company’s ordinary shares, effective on the date to be announced by the Company, and to approve the applicable amendments to each of the Company’s Memorandum of Association and Amended and Restated Articles of Association to reflect such reverse split, as set forth under Proposal 8 in the Proxy Statement, were each approved by the requisite vote of the Company’s shareholders present and voting at the Meeting.

The 1-for-20 reverse share split of the Company’s ordinary shares will become effective only following the finalization of the matter by Company management who shall act to coordinate the matter with the Tel Aviv Stock Exchange (the “TASE”), Bank Mizrachi-Tefahot Registration Company, the Company’s nominee company, BNY Mellon, the Company’s depositary for the Company’s ADSs, and the NASDAQ. For additional information concerning the implementation of the 1-for-20 reverse split, see Proposal 8 in the Proxy Statement.

The Company expects to make further announcements in advance of any record date which is set for the 1-for-20 reverse split. The holders of the Company’s ADSs will not receive any notice because the reverse share split will have no effect on the numbers of ADSs held, due to the simultaneous change in the ADS-Ordinary Share ratio of 1:20 to 1:1.

Most of the holders of the Company’s ordinary shares hold their shares electronically through the Bank Mizrachi-Tefahot Registration Company, the Company’s nominee company. As a result, these shareholders do not hold physical stock certificates evidencing their ownership of ordinary shares. After the reverse share split becomes effective, each holder of ordinary shares will receive notice regarding the implementation of the reverse split and the resulting number of ordinary shares owned by such holder as a result of the reverse split. It is not anticipated that any action on the part of holders of electronic ordinary shares will be required in order to implement the reverse split. Holders of the Company’s ordinary shares who hold physical share certificates will be directed to surrender their old certificates to the Company to be replaced by new share certificates reflecting the resulting number of ordinary shares owned by such holder as a result of the reverse split.

The Company’s revised Amended and Restated Articles of Association, including the new article as approved at the Meeting in accordance with Proposal 3 in the Proxy Statement, is attached hereto as Exhibit 99.1. The Company is noting that due to a typo, the proposed new provision to be added at the end of the Amended and Restated Articles of Association under Proposal 3 in the Proxy Statement, was incorrectly labeled in the Proxy Statement as Article 143 and in fact should be Article 146, and this numbering has been corrected in the attached exhibit.

Exhibits

99.1	Amended and Restated Articles of Association of Kitov Pharma Ltd.

Forward-Looking Statements and the Company’s Safe Harbor Statement

Certain statements in this Report on Form 6-K that are forward-looking and not statements of historical fact are forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of forward-looking words such as “believe”, “expect”, “intend”, “plan”, “may”, “should”, “could”, “might”, “seek”, “target”, “will”, “project”, “forecast”, “continue” or “anticipate” or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. You should not place undue reliance on these forward-looking statements, which are not guarantees of future performance. Forward-looking statements reflect our current views, expectations, beliefs or intentions with respect to future events, and are subject to a number of assumptions, involve known and unknown risks, many of which are beyond our control, as well as uncertainties and other factors that may cause our actual results, performance or achievements to be significantly different from any future results, performance or achievements expressed or implied by the forward-looking statements. Important factors that could cause or contribute to such differences include, among others, risks relating to: risks and uncertainties associated with completing the proposed settlement of the two U.S. shareholder class-action lawsuits, the number of plaintiffs who may opt-out of the proposed settlement, and whether any proposed settlement is appealed; the fact that drug development and commercialization involves a lengthy and expensive process with uncertain outcomes; our ability to successfully develop and commercialize our pharmaceutical products; the expense, length, progress and results of any clinical trials; the lack of sufficient funding to finance the clinical trials; the impact of any changes in regulation and legislation that could affect the pharmaceutical industry; the difficulty in receiving the regulatory approvals necessary in order to commercialize our products; the difficulty of predicting actions of the U.S. Food and Drug Administration or any other applicable regulator of pharmaceutical products; the regulatory environment and changes in the health policies and regimes in the countries in which we operate; the uncertainty surrounding the actual market reception to our pharmaceutical products once cleared for marketing in a particular market; the introduction of competing products; patents attained by competitors; dependence on the effectiveness of our patents and other protections for innovative products; our ability to obtain, maintain and defend issued patents with protective claims; the commencement of any patent interference or infringement action; our ability to prevail, obtain a favorable decision or recover damages in any such action; and the exposure to litigation, including patent litigation, and/or regulatory actions; the continued uncertainty surrounding an investigation by the Israel Securities Authority into our historical public disclosures and the potential impact of such investigation on the trading of our securities or on our clinical, commercial and other business relationships; or on receiving the regulatory approvals necessary in order to commercialize our products; the uncertainty of the impact of such investigation and/or the proposed settlement of the two U.S. shareholder class-action lawsuits on the Israeli class action civil litigation in connection with the investigation which is still continuing, and other factors that are discussed in our in our Annual Report on Form 20-F for the year ended December 31, 2017 and in our other filings with the SEC, including our cautionary discussion of risks and uncertainties under ‘Risk Factors’ in our Registration Statements, Prospectuses and Annual Reports. These are factors that we believe could cause our actual results to differ materially from expected results. Other factors besides those we have listed could also adversely affect us. Any forward-looking statement in this press release speaks only as of the date which it is made. We disclaim any intention or obligation to publicly update or revise any forward-looking statement, or other information contained herein, whether as a result of new information, future events or otherwise, except as required by applicable law. You are advised, however, to consult any additional disclosures we make in our reports to the SEC, which are available on the SEC’s website, http://www.sec.gov.

This Form 6-K, including Exhibit 99.1 hereto, is hereby incorporated by reference into each of the Registrant’s Registration Statements on Form F-3 filed with the Securities and Exchange Commission on December 12, 2016 (Registration file numbers 333-207117, 333-211477 and 333-215037), the Registrant’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on May 20, 2016 (Registration file number 333-211478), the Registrant’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on June 6, 2017 (Registration file number 333-218538), and the Registrant’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on July 16, 2018 (Registration file number 333-226195).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KITOV PHARMA LTD.

December 19, 2018	By:	/s/ Isaac Israel
Isaac Israel
CEO and Director

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